UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM SD

Specialized Disclosure Report

Commission file number 0-28800
DRDGOLD LIMITED
(Exact name of registrant as specified in its charter)

REPUBLIC OF SOUTH AFRICA (Jurisdiction of incorporation or organization)
Constantia Office Park Cnr 14th Avenue and Hendrik Potgieter Road Cycad House, Building 17, Ground Floor, Weltevreden Park, 1709, South Africa
 (Address of principal executive offices)
Riaan Davel, Chief Financial Officer, Tel. no.+27 11 470 2600, Email riaan.davel@drdgold.com
Mpho Mashatola, Group Financial Manager Tel. no. +27 11 470 2600, Email mpho.mashatola@drdgold.com
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:
☐ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from July 1 to June 30, 2023.
☑ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended June 30, 2023.

SECTION 1 – CONFLICT MINERALS DISCLOSURE

Item 1.01 - Conflict Minerals Disclosure and Report

Not applicable

Item 1.02 - Exhibit

Not applicable

SECTION 2 – RESOURCE EXTRACTION ISSUER DISCLOSURE

Item 2.01 Resource Extraction Issuer Disclosure and Report

Disclosure of Payments by Resource Extraction Issuers

The specified payment disclosure required by this Form is included in Exhibit 2.01 to this Form SD.

SECTION 3 – EXHIBITS

Item 3.01. Exhibits

The following exhibit is filed as part of this report on Form SD.

Exhibit number	Description
2.01	Resource Extraction Payment Report

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned.

DRDGOLD LIMITED

By:     /s/ A.J. Davel
A.J. Davel
Chief Financial Officer

Date: March 22, 2024